Exhibit 99.1

Inspira™ Technologies Reports Third Quarter 2023 Financial Results

Ra’anana, Israel, November 16, 2023 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira”), a pioneer in acute respiratory care, today announced its financial results for the third quarter ended September 30, 2023. This quarter, Inspira continued to progress in the development of its novel technology for oxygenating blood, an alternative to traditional mechanical ventilation for respiratory patients. This patented technology, recently bolstered by a grant from the Israeli Innovation Authority and new U.S. patents, is at the heart of Inspira's strategy.

Key business developments include the Company’s preparation for U.S. Food and Drug Administration (FDA) approval of Inspira’s ART100 device and its securing of potentially significant distribution agreements in Europe and Central America. These steps align with Inspira's goal to disrupt the $20 billion respiratory ventilator market.

“We are incredibly pleased with our progress over the last quarter,” remarked Dagi Ben-Noon, Chief Executive Officer of Inspira. “This period has been marked by significant achievements in both our business strategy and our intellectual property portfolio. Our innovative approach to respiratory care, which we believe is at the forefront of medical technology, has not only received recognition in the form of patents and grants but is also steadily moving toward commercial realization.”

Financial Results for the nine months ended September 30, 2023

Research and development expenses for the nine months ended September 30, 2023, were $5.37 million, compared to $6.24 million for the corresponding period in 2022. The reason for the decrease in research and development expenses was primarily the result of the decrease in share-based compensation expenses, which was more significant than the increase in the salary and related expenses from the Company’s recruitment of employees and the expansion of its research and development department.

Sales and marketing expenses for the nine months ended September 30, 2023, were $0.59 million compared to $1.08 million for the corresponding period in 2022. The decrease is attributable to a decrease in share-based compensation expenses and a reduction in marketing activities. The marketing department increased its efforts in the first half of 2022 with respect to brand awareness and exploring go-to-market capabilities.

General and administrative expenses for the nine months ended September 30, 2023 were $3.01 million, compared to $4.29 million for the corresponding period in 2022. The decrease is primarily due to the decrease in share-based compensation expenses and a lower cost of director and officer insurance.

Finance income for the nine months ended September 30, 2023, was $0.86 million, compared to $4.51 million for the corresponding period in 2022. The decrease in finance income is primarily due to the calculation of the fair market value of the Company’s warrants issued to investors in its pre-initial public offering and initial public offering (IPO) as financial equity liabilities and the fluctuation in the U.S. Dollar – New Israeli Shekel exchange rate during the first half of 2023.

Finance expenses for the nine months ended September 30, 2023 were $0.16 million, compared to $0.04 million for the corresponding period in 2022. The increase in finance expenses is primarily due to the calculation of the fair market value of the Company’s warrants issued to investors in its pre-IPO and IPO as financial equity liabilities.

The net loss for the nine months ended September 30, 2023, was $8.28 million, compared to a net loss of $7.15 million for the nine months ended September 30, 2022.

Financial highlights for the three months ended September 30, 2023

Research and development expenses for the three months ended September 30, 2023, were $1.54 million, compared to $1.95 million for the corresponding period in 2022. The decrease is due to the decrease in share-based compensation expenses and a decrease in expenses related to projects initiated in the third quarter of 2022.

Sales and marketing expenses for the three months ended September 30, 2023, were $0.19 million compared to $0.3 million for the corresponding period in 2022. The reason for the decrease in sales and marketing expenses was due to the decrease in share-based compensation expenses.

General and administrative expenses for the three months ended September 30, 2023, were $0.91 million, compared to $1.36 million for the corresponding period in 2022. The decrease is due primarily to a decrease in share-based compensation expenses and a lower cost of director and officer insurance.

Finance income for the three months ended September 30, 2023 was $0.22 million, compared to $0.07 million for the corresponding period in 2022. The decrease in finance income is due primarily to the calculation of the fair market value of the Company’s warrants issued to investors in its pre-IPO and IPO as financial equity liabilities, in addition to the fluctuation in the U.S. Dollar – New Israeli Shekel exchange rate during the first half of 2023.

There were no finance expenses for the three months ended September 30,2023, compared to $0.14 million for the corresponding period in 2022.

Balance Sheet Highlights

Cash, cash equivalents and short-term bank deposits were $6.39 million as of September 30, 2023, compared to $13.9 million as of December 31, 2022.

Financial liabilities at fair market value totaled $0.36 million as of September 30, 2023, compared to $0.37 million as of December 31, 2022. The financial liabilities represent the fair market value of the Company’s warrants being accounted for as equity liabilities issued to pre-IPO and IPO investors.

As of September 30, 2023, the Company’s shareholders’ equity totaled $5.17 million, compared to shareholders’ equity totaling $12.82 million as of December 31, 2022.

Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is at the forefront of revolutionizing acute respiratory care by introducing groundbreaking medical technologies. Central to its mission is the development of innovative solutions that enable direct blood oxygenation, bypassing the lungs. This pioneering approach sets Inspira apart by potentially eliminating the reliance on traditional mechanical ventilation, which is often associated with higher risks and complexities. Beyond this, the Company is committed to advancing blood circulation technology and incorporating AI-driven monitoring systems. These advancements are part of its strategy to offer more patient-focused, data-informed care. The integration of these technologies signifies the potential to enhancing patient outcomes and streamlining hospital operations, marking a new era in respiratory care.

For more information, please visit our corporate website:

https://inspira-technologies.com/

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the Company’s goal to disrupt the respiratory ventilator market and the Company’s move toward commercial realization of its medical technology. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

MRK-ARS-057 Copyright © 2018-2023 Inspira Technologies OXY B.H.N. LTD., All rights reserved.

UNAUDITED CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands)

	September 30,	December 31,
	2023	2022
ASSETS
Current Assets:
Cash and cash equivalents	3,327	6,783
Cash deposits	3,061	7,120
Other current assets	431	591
Total current assets	6,819	14,494

Non-Current Assets:
Right of use assets, net	862	1,107
Property, plant and equipment, net	482	411
Total non-current assets	1,344	1,518
Total Assets	8,163	16,012

	September 30,	December 31,
	2023	2022
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payables	307	150
Other accounts payable	1,083	1,217
Lease liabilities	287	329
Financial liabilities at fair value	363	368
Total current liabilities	2,040	2,064

Non-Current Liabilities:
Lease liabilities	502	728
Loan from the Israeli Innovation Authority	452	398
Total non- current liabilities	954	1,126

Shareholders’ Equity:
Share capital and additional paid-in capital	55,131	53,814
Foreign exchange reserve	(2,620)	(1,928)
Accumulated deficit	(47,342)	(39,064)
Total equity	5,169	12,822
Total liabilities and shareholders’ equity	8,163	16,012

UNAUDITED CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022	2023	2022

Research and development expenses	1,542	1,948	5,372	6,242
Marketing expenses	193	301	594	1,078
General and administrative expenses	907	1,357	3,011	4,293
Operating loss	2,642	3,606	8,977	11,613
Finance income	(219)	(69)	(856)	(4,508)
Finance expenses	-	135	157	40
Loss (profit) before tax	2,423	3,672	8,278	7,145
Taxes on income
Loss (profit) for the period
Other comprehensive loss (profit), net of tax:
Items that will not be reclassified to profit or loss:
Exchange profits (losses) arising on translation to presentation currency	260	(58)	692	(2,293)
Total comprehensive loss for the period	2,683	3,730	8,970	9,438

UNAUDITED CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands)

For the Three-Month Period Ended September 30, 2023 (Unaudited):

	Share capital and additional paid-in capital	Adjustments arising from translating financial operation	Accumulated deficit	Total
Balance on June 30, 2023
Changes during the period:	54,831	(2,360)	(44,919)	7,552
Loss for the period	-	-	(2,423)	(2,423)
Other comprehensive loss	-	(260)	-	(260)
Total comprehensive loss	-	(260)	(2,423)	(2,683)
Share-based compensation	300	-	-	300
Balance on September 30, 2023	55,131	(2,620)	(47,342)	5,169

For the nine-month Period Ended September 30, 2023 (Unaudited):

	Share capital and additional paid-in capital	Adjustments arising from translating financial operation	Accumulated deficit	Total
Balance on January 1, 2023
Changes during the period:	53,814	(1,928)	(39,064)	12,822
Loss for the period	-	-	(8,278)	(8,278)
Other comprehensive loss	-	(692)	-	(692)
Total comprehensive loss	-	(692)	(8,278)	(8,970)
Share-based compensation	1,317	-	-	1,317
Balance on September 30, 2023	55,131	(2,620)	(47,342)	5,169